Exhibit 99.1

Autohome Inc. Announces Unaudited Results for the Third Quarter Ended September 30, 2016

Net Revenues Increased 64.1% Year-over-Year to RMB1.5 Billion

BEIJING, November 14, 2016 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Financial Highlights1

•	Net Revenues increased 64.1% year-over-year to RMB1,474.9 million ($221.2 million), above the high end of the Company’s original guidance of RMB1,394 million ($209.0 million).

•	Adjusted Net Income attributable to Autohome Inc. increased 13.2% year-over-year to RMB292.0 million ($43.8 million).

•	Net Cash Provided by Operating Activities was RMB386.9 million ($58.0 million), an increase of 30.8% year-over-year.

Third Quarter 2016 Operational Highlights

•	Continued Focus on Mobile Traffic: In September 2016, the number of average daily unique visitors who accessed the Company’s mobile websites and mobile applications reached 10.5 million and 7.6 million, respectively. Combined, this represents a 52% increase in the total number of average daily unique visitors on mobile platforms compared with September 2015.

Mr. Yan Kang, President of Autohome, stated, “We once again delivered strong operational and financial results that exceeded the high end of our guidance as we continued to build upon the momentum we gained during the first half of the year. In addition, we have initiated a new set of strategic initiatives dubbed ‘4+1’, representing the ‘4’ key market segments in our future consumer-centric automotive ecosystem: auto-media, auto-ecommerce, auto-finance, and auto-lifestyle; and the ‘1’ engine that will transform Autohome from a content-led vertical media business to an automotive eco-platform based on advanced analysis and technology. We are confident that our focused strategy and targeted execution will solidify our dominant leadership position, connect users to resources across various stages of the automobile life cycle and ensure that our automaker and dealer clients can fully rely upon our innovation and differentiated value propositions.”

Mr. Julian Wang, Chief Financial Officer, added, “I am pleased with our performance during the third quarter of 2016 which I believe showcases our strength and competitiveness across multiple automotive marketplaces. We continue to grow and execute our long-term strategy of driving consumer audience engagement and delivering more high-quality leads to our automaker and dealer clients. This is steadily increasing revenue and profitability as we expand our business to scale. These are still early days in our pursuit of the huge opportunities in front of us, so we are very excited to see progress in deepening the connection between our audience and clients.”

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.6685 on September 30, 2016 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

“In addition, we have appointed PricewaterhouseCoopers Zhong Tian LLP as our independent auditor, to replace Ernst & Young Hua Ming LLP, effective as of November 12, 2016. PricewaterhouseCoopers Zhong Tian LLP is also the independent auditor for Ping An Insurance (Group) Company of China Ltd., we trust that having the same auditor will facilitate closer and more efficient coordination. We greatly appreciate Ernst & Young Hua Ming LLP for their professional services over the past several years.”

Overview of Key Financial Results for Third Quarter 2016

Key Financial Results

(In RMB Millions except for per share data)	3Q2015	3Q2016	% Change
Net Revenues	898.6	1,474.9	64.1%
Net Income attributable to Autohome Inc.	231.2	260.9	12.9%
Adjusted Net Income attributable to Autohome Inc.[2]	258.0	292.0	13.2%
Diluted Earnings Per Share[3]	2.00	2.25	12.5%
Net Cash Provided by Operating Activities	295.8	386.9	30.8%

Unaudited Third Quarter 2016 Financial Results

Net Revenues

Net revenues increased 64.1% to RMB1,474.9 million ($221.2 million) from RMB898.6 million in the corresponding period of 2015. The increase was mainly due to the newly launched online marketplace and the 23.9% increase in revenues from the Company’s media and leads generation services.

•	Media services revenues increased 21.8% to RMB577.2 million ($86.6 million) from RMB474.1 million in the corresponding period of 2015. The increase was mainly due to an increase in average revenue per automaker advertiser as automakers continue to allocate more of their advertising budgets to Autohome’s online advertising channels.

•	Leads generation services revenues increased 26.5% to RMB503.3 million ($75.5 million) from RMB397.8 million in the corresponding period of 2015. The increase was primarily attributable to a 13.5% year-over-year increase in average revenue per paying dealer as dealers continue to allocate a greater portion of their budgets to the Company’s services.

[2]	Adjusted net income attributable to Autohome Inc. is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

•	Online marketplace revenues were RMB394.4 million ($59.1million) compared to RMB26.7 million in the corresponding period of 2015. In the third quarter of 2016, revenues from direct sales were RMB381.3 million ($57.2 million), accounting for 96.7% of online marketplace revenues.

Cost of Revenues

Cost of revenues increased 266.3% to RMB585.1 million ($87.7 million) from RMB159.7 million in the corresponding period of 2015, primarily due to an increase in cost of goods sold related to direct vehicle sales, which included a write-down of inventory of RMB34.3 million ($5.1 million). In addition, cost of revenues included share-based compensation expenses of RMB3.5 million ($0.5 million) during the third quarter of 2016, compared to RMB1.5 million for the corresponding period of 2015.

Operating Expenses

Operating expenses increased 31.3% to RMB595.3 million ($89.3 million) from RMB453.2 million in the corresponding period of 2015. This increase was mainly due to increases in product development expenses, sales and marketing expenses and general and administrative expenses as the Company continue to reinvest in future growth opportunities. As a percentage of net revenues, operating expenses for the third quarter of 2016 decreased to 40.4% from 50.4% in the corresponding period of 2015.

•	Sales and marketing expenses increased 14.4% to RMB383.8 million ($57.6 million) from RMB335.6 million in the corresponding period of 2015. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of the Company’s brands through mobile platforms, and (ii) an increase in salaries and benefits as a result of growth in sales and marketing headcount, which is in line with the Company’s rapid growth. Sales and marketing expenses for the third quarter of 2016 included share-based compensation expenses of RMB14.1 million ($2.1 million), compared with RMB8.2 million in the corresponding period of 2015.

•	General and administrative expenses increased 42.4% to RMB62.5 million ($9.4 million) from RMB43.9 million in the corresponding period of 2015. The increase was primarily attributable to an increase in salaries and benefits. Excluding share-based compensation expenses, general and administrative expenses for the third quarter of 2016 were RMB63.0 million ($9.4 million), an increase of 87.3% compared to the corresponding period of 2015.

•	Product development expenses increased 101.9% to RMB148.9 million ($22.3 million) from RMB73.8 million in the corresponding period of 2015. This increase was primarily attributable to an increase in salaries and benefits as a result of the growth in product development headcount, which is in line with the Company’s rapid growth. Product development expenses for the third quarter of 2016 included share-based compensation expenses of RMB12.9 million ($1.9 million), compared with RMB5.7 million in the corresponding period of 2015.

Operating Profit

Operating profit slightly increased 3.1% to RMB294.5 million ($44.2 million) from RMB285.6 million in the corresponding period of 2015.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. increased 12.9% to RMB260.9 million ($39.1 million) from RMB231.2 million in the corresponding period of 2015. Basic and diluted earnings per share and per ADS (“EPS”) were RMB2.27 ($0.34) and RMB2.25 ($0.34), respectively, compared with basic and diluted EPS in the corresponding period of 2015 of RMB2.05 and RMB2.00, respectively.

Adjusted Net Income attributable to Autohome Inc. and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc., defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 13.2% to RMB292.0 million ($43.8 million) from RMB258.0 million in the corresponding period of 2015. Non-GAAP basic and diluted EPS were RMB2.54 ($0.38) and RMB2.52 ($0.38), respectively, compared with non-GAAP basic and diluted EPS in the corresponding period of 2015 of RMB2.29 and RMB2.23, respectively.

Balance Sheet and Cash Flow

As of September 30, 2016, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB5,051.9 million ($757.6 million), compared with RMB4,647.4 million as of June 30, 2016. Net cash provided by operating activities in the third quarter of 2016 was RMB386.9 million ($58.0 million), compared with RMB295.8 million in the corresponding period of 2015.

Employees

The Company had 3,965 employees as of September 30, 2016.

Change in Certifying Accountant

The Company announced that it has appointed PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent registered public accounting firm, to replace Ernst & Young Hua Ming LLP (”E&Y”), effective from November 12, 2016. The change of Autohome’s independent registered public accounting firm was approved by the audit committee of the board. The decision was not made due to any disagreements between the Company and E&Y. E&Y’s audit reports on the Company’s consolidated financial statements as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013 do not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of E&Y on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 did not contain any adverse opinion, nor was it qualified or modified.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB2,039 million ($305.8 million) to RMB2,121 million ($318.1 million) in the fourth quarter of fiscal year 2016, representing a 88.5% to 96.1% year-over-year increase.

This forecast reflects the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM U.S. Eastern Time on Monday, November 14, 2016 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-298-3404
Hong Kong:	+852-5808-3202

China Domestic: 400-120-0539

United Kingdom: 0800-015-9725

International:	+1-631-514-2526

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 2127479.

A replay of the conference call may be accessed by phone at the following numbers until November 21, 2016:

United States:	+1-866-846-0868
International:	+61-2-9641-7900
Passcode:	2127479

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense, depreciation expenses of property and equipment and amortization expenses of intangible assets and interest expense, excluding share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended September 30,
	2015	2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	474,068	577,262	86,565
Leads generation services	397,843	503,267	75,469
Online marketplace	26,675	394,386	59,142

Total net revenues	898,586	1,474,915	221,176

Cost of revenues	(159,717)	(585,092)	(87,740)

Gross profit	738,869	889,823	133,436

Operating expenses:
Sales and marketing expenses	(335,560)	(383,849)	(57,562)
General and administrative expenses	(43,895)	(62,499)	(9,372)
Product development expenses	(73,777)	(148,946)	(22,336)

Operating profit	285,637	294,529	44,166

Interest income	16,121	22,873	3,430
Loss from equity method investments	(515)	(1,317)	(197)
Other income, net	680	1,058	159
Income before income taxes	301,923	317,143	47,558

Income tax expense	(70,772)	(65,858)	(9,876)

Net income	231,151	251,285	37,682

Net loss attributable to noncontrolling interests	—	9,639	1,445
Net income attributable to Autohome Inc.	231,151	260,924	39,127
Earnings per share for ordinary shares
Basic	2.05	2.27	0.34
Diluted	2.00	2.25	0.34
Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	112,750,722	114,771,935	114,771,935
Diluted	115,565,499	116,035,366	116,035,366
Other comprehensive income attributable to Autohome Inc., net of tax of nil
Foreign currency translation adjustments	38,569	6,720	1,008

Comprehensive income attributable to Autohome Inc.	269,720	267,644	40,135

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended September 30,
	2015	2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	231,151	260,924	39,127
Plus: income tax expense	70,772	65,858	9,876
Plus: depreciation of property and equipment	14,193	15,654	2,347
Plus: amortization of intangible assets	1,158	1,139	171
EBITDA	317,274	343,575	51,521

Plus: share-based compensation expenses	25,734	29,985	4,497

Adjusted EBITDA	343,008	373,560	56,018

Net income attributable to Autohome Inc.	231,151	260,924	39,127
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	171
Plus: share-based compensation expenses	25,734	29,985	4,497

Adjusted Net Income attributable to Autohome Inc.	258,024	292,048	43,795

Non-GAAP Earnings per share for ordinary shares
Basic	2.29	2.54	0.38
Diluted	2.23	2.52	0.38
Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	112,750,722	114,771,935	114,771,935
Diluted	115,565,499	116,035,366	116,035,366

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of September 30,
	2015	2016
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,152,647	1,883,828	282,497
Restricted cash	61,091	843,789	126,534
Short-term investments	1,955,315	2,324,268	348,544
Accounts receivable	1,075,456	1,030,847	154,585
Inventories	111,667	182,916	27,430
Amounts due from related parties	1,645	16,576	2,486
Prepaid expenses and other current assets	338,677	933,482	139,984
Deferred tax assets, current	45,977	73,031	10,952

Total current assets	5,742,475	7,288,737	1,093,012

Non-current assets:
Property and equipment, net	103,554	119,345	17,897
Goodwill and intangible assets, net	1,538,433	1,535,018	230,189
Long-term investments	124,102	136,282	20,437
Other non-current assets	21,512	34,647	5,196

Total non-current assets	1,787,601	1,825,292	273,719

Total assets	7,530,076	9,114,029	1,366,731

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	833,473	937,927	140,655
Advance from customers	27,214	31,423	4,712
Deferred revenue	872,487	508,715	76,286
Notes payable	174,943	958,586	143,748
Income tax payable	224,973	283,191	42,467
Amounts due to related parties	23,444	17,072	2,560

Total current liabilities	2,156,534	2,736,914	410,428

Non-current liabilities:
Other liabilities	32,596	32,596	4,888
Deferred tax liabilities	489,910	475,471	71,301

Total non-current liabilities	522,506	508,067	76,189

Total liabilities	2,679,040	3,244,981	486,617

Equity:
Total Autohome Inc. Shareholders’ equity	4,851,036	5,877,314	881,354
Noncontrolling interests	—	(8,266)	(1,240)

Total equity	4,851,036	5,869,048	880,114

Total liabilities and equity	7,530,076	9,114,029	1,366,731